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FOR IMMEDIATE RELEASE

Contact:    Glenn H. Spears
            Senior Vice President
            864-963-6674

Greenville, South Carolina (July 1, 1996) - KEMET Corporation (Nasdaq/NM:KMET) announced today that it had advised Vishay Intertechnology, Inc. that it was not interested in engaging in discussions. KEMET's Board of Directors determined that the Company's strong future prospects as an independent company make discussions with Vishay not in the best interests of the Company, its stockholders, employees, customers and other stakeholders.

KEMET Corporation also announced that its Board of Directors adopted a Preferred Share Purchase Rights Plan and declared a dividend distribution payable to stockholders of record at the close of business on July 1, 1996 (which is also the payment date), of one Preferred Share Purchase Right on each outstanding share of the Company's voting and non-voting common stock. The Rights will initially be represented by the existing certificates for the voting and non-voting common stock. Stockholders do not need to take any action in connection with this distribution of Rights. Each Right will entitle stockholders to buy one one-thousandth of a share of a new series of junior participating preferred stock for an exercise price of $85.

The Rights will be exercisable only if a person or group (with certain exceptions, including Citicorp Venture Capital, Ltd. and the other parties to an existing voting agreement), acquires, or announces a tender offer for, 15% or more of the Company's common stock. In the event that a person or group (except as previously described) acquires 15% or more of the outstanding common stock, each holder of a Right (with certain exceptions) will be entitled upon exercise of the Right to receive common stock having at the time of exercise a market value of two times the exercise price of the Right. The Company may exchange the Rights for the Company's common stock on a one-for-one basis at any time after a person or group (except as previously described) has acquired 15% or more of the outstanding common stock. The Company will be entitled to redeem the Rights at $.01 per Right (payable in cash or common stock of the Company, at the Company's option) at any time before public disclosure that a 15% position has been acquired. The Rights will expire on July 1, 2006, unless

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previously redeemed or exercised.  The distribution of the Rights is not a taxable event to stockholders.

KEMET Corporation, headquartered in Greenville, South Carolina, is the largest manufacturer of solid tantalum capacitors in the world and the second largest manufacturer of multilayer ceramic capacitors in the United States. KEMET's common stock is listed on The Nasdaq Stock Market's National Market under the symbol KMET.